Exhibit 99.1

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD
INDEX TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

	Note No.	As of September 30, 2022 (unaudited)	As of March 31, 2022 (unaudited)
		(US$)	(US$)
ASSETS
Current assets
Cash and cash equivalents		$4,012,171	$8,758
Other financial assets		307	330
Trade receivables		—	—
Other receivables	6	54,343,241	50,939,090
Other current assets	7	240,177	328,024
Total current assets		58,595,896	51,276,202
Non-current assets
Property and equipment, net	8	—	—
Capital work-in-process		—	—
Intangible assets and goodwill, net	9	29,635,771	35,259,504
Intangible assets under development		3,836,627	166,587
Other non-current assets		1,347,561	—
Deferred tax assets	5	125,021	126,624
Total non-current assets		34,944,980	35,552,715
Total assets		$93,540,876	$86,828,917
LIABILITIES AND EQUITY
Current Liabilities
Borrowings	10	$37,662	$1,038,155
Trade payables	11	551,106	941,162
Other financial liabilities	12	803,925	1,510,240
Security deposits payable		—	—
Other current liabilities	13	8,650,511	7,998,305
Customers acquisition payable	14	27,104,338	29,146,665
Current tax liability	5	3,783,439	3,305,308
Total current liabilities		40,930,981	43,939,835
Non-current liabilities
Customer acquisition payable, net of current portion	14	27,104,338	29,146,665
Deferred tax liability		1,565,574	1,533,643
Total non-current liabilities		28,669,912	30,680,308
Total liabilities		69,600,893	74,620,143
Commitments and contingencies	15	—	730,000
EQUITY
Equity share capital	16	375,766	341,541
Other equity	16	23,562,309	11,865,325
Equity attributable to equity holders of the Company		23,938,076	12,206,866
Non-controlling interest	16	1,908	1,908
Total equity		23,939,983	12,208,774
Total liabilities and equity		$93,540,876	$86,828,917

The accompanying notes are an integral part of the financial statements

LYTUS TECHNOLOGIES HOLDINGS PTV LTD
CONSOLIDATED CONDENSED statement of PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME
(Unaudited)

	Note No.	For the 6 month ended September 30, 2022 (Unaudited)	For the 6 month ended September 30, 2021 (Unaudited)
		(US$)	(US$)
Revenues:
Revenue from contract with customers	3
Telemedicine service fees		—	102,013
Total revenues		—	102,013
Other income
Other income	3A	6,484,884	7,524,016
Total income		6,484,884	7,626,029
Expenses:
Cost of revenue	4	—	36,001
Amortization of intangible assets	9	5,623,417	6,015,398
Depreciation	8	—	—
Legal and professional expense	4	1,721,061	225,566
Staffing expense	4	—	205,574
Other operating expenses	4	145,314	341,062
Total expenses		7,489,792	6,823,601

Finance Income		—	—
Finance cost		164,583	220,376

(Loss)/Income before income tax		(1,169,491)	582,052
Income tax expense	5	550,606	766,173
Net loss after tax available to common shareholders		$(1,720,097)	$(184,121)

Attributable to:
Controlling interest		$(1,720,097)	$(171,364)
Non-controlling interest		—	(12,757)

Other comprehensive income/(loss)

Items that may be reclassified subsequently to income
Foreign currency translation reserves of subsidiaries, net of tax		942,137	344,958
Total comprehensive (loss)/income for the period		$(777,960)	$160,837

Attributable to:
Controlling interest		$(777,960)	$156,368
Non-controlling interest		$—	$4,469
Basic income per share of common share		$(0.05)	$(0.01)
Basic weighted average number of shares outstanding		35,715,945	34,154,062
Diluted income per share of common share		$(0.05)	$(0.01)
Diluted weighted average number of shares outstanding		35,715,945	34,154,062

The accompanying notes are an integral part of the financial statements

LYTUS TECHNOLOGIES HOLDINGS PTV LTD
CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN EQUITY
(Unaudited)

	Shares (Nos.)	Share capital	Translation of foreign subsidiaries	Retained earnings	Share Premium reserves	Total	Non- controlling interest	Total equity
Balance at March 31, 2021	34,154,062	$341,541	$(1,049,440)	$12,538,469	—	$11,830,570	$(77,975)	$11,752,595
Adjustment for deconsolidation of subsidiary (refer note 19)			12,936	—	—	12,936	92,851	105,787
Loss for the period	—	—	—	(171,364)	—	(171,364)	(12,757)	(184,121)
Foreign currency translation of subsidiaries, net of tax	—	—	344,958	—	—	344,958	—	344,958
Balance at September 30, 2021	34,154,062	$341,541	$(691,546)	$12,367,105	—	$12,017,100	$2,119	$12,019,219

	Shares (Nos.)	Share capital	Translation of foreign subsidiaries	Retained earnings	Share Premium reserves	Total	Non- controlling interest	Total equity
Balance at March 31, 2022	34,154,062	$341,541	$(283,078)	$12,148,403	—	$12,206,866	1,908	$12,208,774
Loss for the period	—	—	—	(1,720,097)	—	(1,720,097)	—	(1,720,097)
Issue of shares to the public	3,000,895	30,010	—	—	12,441,762	12,471,772	—	12,471,772
Share issue expenses	—		—	—	(37,926)	(37,926)	—	(37,926)
Share warrants exercised	421,492	4,215	—	—	71,108	75,323	—	75,323
Foreign currency translation of subsidiaries, net of tax	—	—	942,137	—	—	942,137	—	942,137
Balance at September 30, 2022	37,576,449	$375,766	$659,060	$10,428,306	$12,474,944	$23,938,076	1,908	$23,939,983

The accompanying notes are an integral part of the financial statements

LYTUS TECHNOLOGIES HOLDINGS PTV LTD
CONSOLIDATED CONDENSED statement of CASH FLOWS
(Unaudited)

	For the 6 months period ended September 30, 2022	For the 6 months period ended September 30, 2021
	(US$)	(US$)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income after tax available to common shareholders	$(1,720,097)	$(184,121)
Adjustment to reconcile net income to net cash used in operating activities:
Deferred Tax expenses	(183,637)	383,866
Current Tax expenses	734,243	382,307
Depreciation and Amortization of intangible assets	5,623,417	6,015,398
Loss on deconsolidation of DDC/GHSI	—	225,098
Fair value gain on warrant liability	—	—
Write back	(360,842)	(265,411)
Finance costs	164,583	220,376
Change in operating assets and liabilities:
Trade receivable	—	(8,500)
Other receivable	(7,214,286)	(8,565,153)
Other assets	33,916	(475,098)
Trade payable	(5,577)	113,284)
Other financial liabilities	(570,417)	(5,000)
Other current liabilities	(1,219,181)	1,428,404
Security Deposits	—	—
Tax (paid)/refund(net)	—	—
Net cash used in operating activities	(2,279,516)	(734,550)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(5,064,593)	(160,000)
Interest received	—	—
Placement of fixed deposits above three months	—	—
Net cash used in investing activities	(5,064,593)	(160,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from compulsory convertible debentures	—	947,802
Repayment of short term borrowings – Promissory notes net	(1,000,000)
Proceeds from short term borrowings – Director	317
Proceeds from issue of equity shares net of expenses	12,468,011
Interest, commission and other charges paid	(112,581)	(54,625)
Net cash provided by (used in) financing activities	11,355,747	893,177
Net increase (decrease) in cash and cash equivalents	4,011,638	(1,373)
CASH AND CASH EQUIVALENTS – beginning of period	8,758	6,604
Effects of exchange rate changes on cash and cash equivalents	(8,225)	(1)
CASH AND CASH EQUIVALENTS – end of period	$4,012,171	$5,230

Supplemental non-cash disclosures: During the six months period ended September 30, 2022, GPL Ventures LLC has exercised its cashless share warrants to the extent of issue of 421,490 shares.

The accompanying notes are an integral part of the financial statements

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL statementS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Nature of Operations

Lytus Technologies Holdings PTV. Ltd. (Reg. No. 2033207) (“Lytus Tech” or the “Company”) was incorporated on March 16, 2020 (date of inception) under the laws of the British Virgin Islands (BVI). On March 19, 2020, Lytus Tech acquired a wholly owned subsidiary, Lytus Technologies Private Limited (CIN U22100MH2008PTC182085) (“Lytus India”), on March 31, 2020, it acquired a majority shareholding (51%) in DDC CATV Network Private Limited (CIN: U64100DL2013PTC260426) (“DDC India” or “DDC CATV”) and on October 30, 2020, it acquired 75% of voting equity interests of Global Health Sciences, Inc. (“GHSI”). Lytus India was incorporated in India on 10 May 2008 for the purpose of providing telemedicine and online streaming content services to its subscribers, DDC CATV was incorporated in India on November 20, 2013 for the purpose of providing streaming services to its subscribers and GHSI was incorporated in 2020 for the purpose of providing Telemedicine services. As approved by the Board on February 27, 2023, we will deconsolidate GHSI from our consolidated financial statements with effect from March 1, 2023. The business of telemedicine in USA shall be reformatted in Lytus Health. On June 18, 2022, Share Transfer Agreement was entered into in respect of the shares of Lytus Technologies Inc. On February 27, 2023, the Board has approved the pending fiscal integration and control of Lytus Tech Inc. with effect from January 1, 2023.

The Company’s registered office is at Business Center 1, M Floor, The Meydan Hotel, Nad Al Sheba, Dubai, UAE. The consolidated financial statements comprise financial statements of the Company and its subsidiaries (together referred to as “the Group”).

The Company has received approval for listing our common shares on the NASDAQ Capital Market under the trading symbol “LYT”. It is offering 2,727,272 common shares in our proposed Initial Public Offering (IPO) and we anticipate the price will be between $6.3 to $6.9 per share. However, there can be no assurance that the offering will be closed and our common shares will be trading on the NASDAQ Capital Market.

Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (IASB).

The accounting policies used for the preparation of these Consolidated Condensed financial statements as of September 30, 2022 and March 31, 2022 are based upon the application of IFRS 1.D17, which results in assets and liabilities being measured at the same carrying amount as in the standalone financial statements of subsidiaries for the six months ended September 30, 2022 and March 31, 2022 after adjusting for consolidation and equity accounting adjustments and for the effects of the business combination in which the entity acquired the subsidiary.

The functional and reporting currency of the Company and Group is “INR” and “USD”, respectively and all amounts, are rounded with two decimals, unless otherwise stated. The consolidated financial statements have been prepared under the historical cost convention.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL statementS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Basis of Consolidation

The subsidiaries considered in the preparation of these consolidated condensed financial statements are:

		% Shareholding and Voting Power
Name of Subsidiary	Country of Incorporation	As of September 30, 2022	As of March 31, 2022
Lytus Technologies Private Limited	India	100%	100%
DDC CATV Network Private Limited	India	—%	—%
Global Health Sciences, Inc.	United States	75%	75%

Note: On June 18, 2022, Share Transfer Agreement was entered into in respect of the shares of Lytus Technologies Inc. On February 27, 2023, the Board has approved the pending fiscal integration and control of Lytus Tech Inc. with effect from January 1, 2023.

These consolidated financial statements are prepared in accordance with IFRS 10 “Consolidated Financial Statements”.

Subsidiaries are entities controlled by the Company. Control is achieved where the Company has existing rights that give it the current ability to direct the relevant activities that affect the Company’s returns and exposure or rights to variable returns from the entity. Subsidiaries are consolidated from the date of their acquisition, being the date on which the group obtains control, and continue to be consolidated until the date that such control ceases.

The consolidated financial statements of the Company and its subsidiaries are combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses. Intra-group balances and transactions and any unrealized profits or losses arising from intra group transaction, are eliminated. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Non-controlling interests (NCI) in the net assets of consolidated subsidiaries are identified separately from the Group’s equity. Non-controlling interests consist of the amount of those interests at the date of the acquisition and the non-controlling shareholders’ share of changes in equity since the date of the acquisition.

Going Concern:

Negative working capital and Cash Flow

The Company has negative cash used in operating activities to the extent of $2,279,516 as of September 30, 2022, and negative cash used in operating activities to the extent of $734,550 as of September 30, 2021. Upon successful transition of subscribers pursuant to the terms of the customer acquisition agreement (the “Customer Acquisition Agreement”) between Reachnet and Lytus India, we expect to be able to carry out our operations in the normal course of business and generate approximately Rs.130 ($1.80) in streaming subscription fees from each of our approximately 1.9 million customer connections, as prescribed by the Telecom Regulatory Authority of India guidelines. For more information on the Customer Acquisition Agreement, see “Business Overview — Reachnet Agreement.” We believe that this will enable us to improve our cash position significantly.

On June 17, 2022, the Company consummated its initial public offering (“IPO”) on NASDAQ Capital Markets. The Company has listed its common shares on the NASDAQ Capital Market under the trading symbol “LYT”. The Company has raised gross proceeds of $12.40 million from initial public offering of 2,609,474 shares at $4.75 per common shares and has raised gross proceeds of $1.86 million from overallotment of 391,421 shares at $4.75 per common shares (aggregate of gross proceeds of $14.26 million).

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL statementS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

The Company further believes that in the coming 12 months, upon successful implementation of the customer acquisition agreement, cash flow from operating activities should improve for the following reasons:

●	Monthly subscription fees paid by our customers will be billed and collected at the beginning of each month in advance;

●	The contracted operating expense for the streaming business is 61%, ensuring a confirmed net surplus of revenue for the Company.

●	Additional product offerings to customers such as our telemedicine business are expected to generate additional cash flow for the Company.

To further mitigate the impact of the current negative working capital after considering the large payment obligation as explained below and cash flow, the Company has also taken additional precautionary steps by approaching financial institutions and credit partners in India to create and avail credit lines and bridge financing against the company’s future cash flows;

Large Payment Obligation by the Company

On March 31, 2022, under the terms of its Customer Acquisition Agreement with Reachnet, the Company is obligated to make payments to Reachnet. The Company intend to settle 50% of the payments obligation of Reachnet under the contract on or before March 31, 2023 and the remaining 50% on or before March 31, 2024.

Under the terms of the agreement with Reachnet, the Company was also scheduled to receive ‘Other Receivables’ due of approximately $54,343,241 for the six months period ended September 30, 2022, and approximately $50,939,090 for the year ended March 31, 2022. from Reachnet, as reflected in its books of accounts. It is expected to be received on or before March 31, 2023. The Company expects that this settlement will be implemented as soon as possible, upon the conclusion of the third party review report. Upon such settlement, the company expects to have sufficient available cash to be able to meet its current liabilities associated with the business. Refer to Note 3A on Other Income.

The consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

Critical accounting estimates

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 2.

New, revised or amended Accounting Standards and Interpretations adopted for the six months ended September 30, 2022 and for the year ended March 31, 2022.

New, revised or amended Accounting Standards and Interpretations not yet Adopted

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective.

●	Amendments to IAS 1 Classification of Liabilities

●	Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of Accounting Policies

●	Amendments to IAS 8 Definition of Accounting Estimates

●	Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL statementS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

IAS 1 — Classification of Liabilities

The IASB has issued ‘Classification of Liabilities as Current or Non-current (Amendments to IAS 1)’ providing a more general approach to the classification of liabilities under IAS 1 based on the contractual agreements in place at the reporting date. The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and are to be applied retrospectively with application permitted. The Group does not expect the amendments to have any significant impact on its presentation of liabilities in its statement of financial position.

IAS 1 — Disclosure of Accounting Policies

In February 2021, IASB issued ‘Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)’ which is intended to help entities in deciding which accounting policies to disclose in their financial statements. The amendments to IAS 1 require entities to disclose their material accounting policies rather than their significant accounting policies. The amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures. The Group does not expect this amendment to have any significant impact in its financial statements.

IAS 8 — Definition of Accounting Estimates

In February 2021, IASB issued ‘Definition of Accounting Estimates (Amendments to IAS 8)’ to help entities to distinguish between accounting policies and accounting estimates. The definition of a change in accounting estimates has been replaced with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. Entities develop accounting estimates if accounting policies require items in financial statements to be measured in a way that involves measurement uncertainty. The Group does not expect this amendment to have any significant impact in its financial statements.

IAS 12 — Income Taxes

In May 2021, IASB issued ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12), which clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. The amendments narrowed the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The Group does not expect this amendment to have any significant impact in its financial statements.

The IASB has issued the amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. The effective date of the amendments has yet to be set by the Board. The Group does not expect the amendment to have any impact on its consolidated financial statements.

Amendments to IAS 16 for the proceeds before intended use. The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use. The amendments are effective for annual periods beginning on or after 1 January 2022. The Group does not expect the amendment to have any impact on its consolidated financial statements.

Amendments to IAS 37 for cost of fulfilling a contract. The amendments specify that the cost of fulfilling a contract comprises the costs that relate directly to the contract. The amendments are effective for annual periods beginning on or after 1 January 2022. The Group does not expect the amendment to have any impact on its consolidated financial statements

Current and non-current classification

Assets and liabilities are presented in the statement of financial position based on current and non-current classification.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL statementS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

An asset is classified as current when: it is either expected to be realized or intended to be sold or consumed in normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realized within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is classified as current when: it is either expected to be settled in normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

The operating cycle is the time between the acquisition of assets for processing and their realization in cash and cash equivalents. The Company has identified twelve months as its operating cycle.

Basis of Deconsolidation

When events or transactions results in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognised. Amounts previously recognised in the consolidated statements of comprehensive income within “other comprehensive income” in respect of that entity are also reclassified to the consolidated statements of comprehensive income or transferred directly to retained earnings if required by a specific Standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognised in the consolidated statements of comprehensive income.

Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of India (INR) which is the primary economic environment in which the Company operates (‘the functional currency’). The financial statements are presented in United States dollars.

Transactions and balances

Foreign currency transactions are translated into the presentation currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within other gains/(losses).

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as of fair value through other comprehensive income are recognized in other comprehensive income.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL statementS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Financial Instruments

Financial Assets

Classification

The Group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through OCI or through profit or loss), and

●	those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Debt instruments

Subsequent measurement of debt instruments depends on the Group business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments:

Amortized cost:    Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statement of profit or loss.

FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of profit or loss.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL statementS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Group right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognized in other gains/(losses) in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

Impairment

The Group assesses on a forward-looking basis the expected credit loss associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables only, the Company measures the expected credit loss associated with its trade receivables based on historical trend, industry practices and the business environment in which the entity operates or any other appropriate basis. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Financial Liabilities

Initial Recognition and Measurement

All financial liabilities are recognized initially at fair value and in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group financial liabilities include trade and other payables, loans, and borrowings including bank overdrafts and derivative financial instruments.

Subsequent measurement

Financial liabilities at amortized cost:

After initial measurement, such financial liabilities are subsequently measured at amortized cost using the effective interest rate (EIR) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs in the Statement of Profit and Loss.

Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the Statement of Profit and Loss over the period of the borrowings using the EIR method.

Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the period which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL statementS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Financial Guarantee Obligations

The fair value of financial guarantees is determined as the present value of the difference in net cash flows between the contractual payments under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations. Where guarantees in relation to loans or other payables of subsidiaries, joint ventures or associates are provided for no compensation, the fair values as of the date of transition are accounted for as contributions and recognized as part of the cost of the equity investment.

Derecognition

Financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognized in its statement of financial position but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial Liability

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Income tax

The income tax expense or benefit for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognized for prior periods, where applicable.

Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

●	When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or

●	When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled, and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL statementS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

The carrying amount of recognized and unrecognized deferred tax assets are reviewed at each reporting date. Deferred tax assets recognized are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognized deferred tax assets are recognized to the extent that it is probable that there are future taxable profits available to recover the asset.

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

As of six months period ended September 30, 2022 and as of year ended March 31, 2022, the Group had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Group recognizes interest and penalties related to significant uncertain income tax positions in other expense. There were no such interest and penalties incurred for the six months period of September 30, 2022 and of September 30, 2021.

The dividend distributed would be taxable in the hands of the investors, the domestic companies shall not be liable to pay DDT.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Depreciation methods, estimated useful lives and residual value

Depreciation is calculated to write off the cost of items of property and equipment less their estimated residual values using the written down method over their estimated useful lives and is generally recognized in profit or loss. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

The estimated useful lives of property and equipment for current and comparative periods are as follows:

Buildings	40 years
Property and equipment	3 – 15 years
Fixtures and fittings	5 – 10 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Fair value measurement

When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL statementS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Subsequent expenditure

Subsequent expenditure relating to property, plant and equipment is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognised in the consolidated statements of profit or loss and other comprehensive income when incurred.

Disposal

On disposal of an item of property, plant and equipment, the difference between the disposal proceeds and its carrying amount is recognised in the consolidated statements of profit or loss and other comprehensive income.

Intangible Assets

Separately purchased intangible assets are initially measured at cost. Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. Subsequently, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.

The useful lives of intangible assets are assessed as either finite or indefinite. Finite-life intangible assets are amortized on a written down basis over the period of their expected useful lives. Estimated useful lives by major class of finite-life intangible assets are as follow:

Customers acquisition	5 Years
Trademark/Copy rights	5 Years
Computer Software	5 Years

The amortization period and the amortization method for definite life intangible assets is reviewed annually.

For indefinite life intangible assets, the assessment of indefinite life is reviewed annually to determine whether it continues, if not, it is impaired or changed prospectively basis revised estimates.

Goodwill on acquisitions of subsidiaries represents the excess of (i) the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over (ii) the fair value of the identifiable net assets acquired. Goodwill on subsidiaries is recognised separately as intangible assets and carried at cost less accumulated impairment losses. These assets are not amortized but are tested for impairment annually.

Gains and losses on the disposal of subsidiaries include the carrying amount of goodwill relating to the entity sold.

IAS 38 requires an entity to recognize an intangible asset, whether purchased or self-created (at cost) if, and only if: [IAS 38.21]

a.	it is probable that the future economic benefits that are attributable to the asset will flow to the entity; and

b.	the cost of the asset can be measured reliably.

The probability of future economic benefits must be based on reasonable and supportable assumptions about conditions that will exist over the life of the asset. [IAS 38.22] The probability recognition criterion is always considered to be satisfied for intangible assets that are acquired separately or in a business combination. [IAS 38.33]

Para 25 of IAS 38 provides that the price an entity pays to acquire separately an intangible asset will reflect expectations about the probability that the expected future economic benefits embodied in the asset will flow to the entity. In other words, the entity expects there to be an inflow of economic benefits, even if there is uncertainty about the timing or the amount of the inflow. Therefore, the probability recognition criteria in Para 21(a) is always considered to be satisfied for separately acquired intangible assets. Para 26 of IAS 38 provides that the costs of a separately acquired intangible asset can usually be measured reliably. This is particularly so when the purchase consideration is in the form of cash or other monetary assets.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL statementS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Development costs mainly relate to developed computer software programmes. Such computer software programmes that do not form an integral part of other related hardware is treated as an intangible asset. Development costs that are directly associated with development and acquisition of computer software programmes by the Group are capitalised as intangible assets when the following criteria are met:

●	it is technically feasible to complete the computer software programme so that it will be available for use;

●	management intends to complete the computer software programme and use or sell it;

●	there is an ability to use or sell the computer software programme;

●	it can be demonstrated how the computer software programme will generate probable future economic benefits;

●	adequate technical, financial and other resources to complete the development and to use or sell the computer software programme are available; and

●	the expenditure attributable to the computer software programme during its development can be reliably measured.

Direct costs include salaries and benefits for employees on engineering and technical teams who are responsible for building new computer software programmes.

Expenditure that enhances or extends the performance of computer software programmes beyond their original specifications and which can be reliably measured is added to the original cost of the software. Costs associated with maintaining computer software programmes are recognised as an expense when incurred.

Completed development costs in progress are reclassified to internally developed intangible assets. These internally developed intangible assets are subsequently carried at cost less accumulated amortisation and accumulated impairment losses. These costs are amortised to the consolidated statements of profit or loss and other comprehensive income using a straight-line method over their estimated useful lives. Development cost in progress is not amortised.

Revenue

Revenue is recognized based on the transfer of services to a customer for an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is measured at the fair value of consideration received or receivable taking into account the amount of discounts, rebates, outgoing taxes on sales.

To determine whether to recognize revenue, the Group follows a 5-step process:

1.	Identifying the contract with a customer

2.	Identifying the performance obligations

3.	Determining the transaction price

4.	Allocating the transaction price to the performance obligations

5.	Recognizing revenue when/as performance obligation(s) are satisfied

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL statementS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Further information about each source of revenue from contracts with customers and the criteria for recognition follows.

Telemedicine revenues

Telemedicine revenue is derived from monthly invoiced services fees that are recognized as services that are rendered and earned under agreements with clients. Clients are business entities, such as physicians offices, medical care groups, hospitals and other healthcare institutions that have contracted with us to offer telemedicine services to their covered lives. Clients are our customers and the patients of these clients who are enrolled in the telemedicine services programs are referred to as members. We provide services to assist care providers to improve member health results and reduce healthcare costs by providing an overall health management solution through the integration of our devices, supplies, access to our web-based platform, electronic data records, and clinical services.

For the most part services costs to the client are primarily fees for services rendered to each member on a per month basis for each eligible and active member based upon accessibility and usage of services by each client and member. These services are consumed by the client and their members in accordance with the service programs selected by the client included in the client services agreements. Client service agreements are renewable on an annual basis and can be terminated based upon terms specified in the agreements.

GST on all income

The Company collects Goods and Service Tax (GST) on behalf of the government and, therefore, it is not an economic benefit flowing to the Company. Hence, it is excluded from revenue.

Cost recognition

Costs and expenses are recognized when incurred and have been classified according to their primary functions in the following categories:

Cost of revenue

Cost of revenue consists primarily of cost of materials consumed, broadcaster/subscription fees and leaseline charges. Costs of revenue are recognized when incurred and have been classified according to their primary function.

Other operating expenses

Other operating expenses consist primarily of general and administrative expenses like electricity, software running expenses, repairs and maintenance, travelling expenses etc.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL statementS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as finance cost.

Deferred Offering Costs

Deferred Offering Costs consists of legal, accounting, underwriter’s fees, and other costs incurred through the balance date that are directly related to the proposed Initial Public Offering (IPO) and that would be charged to stockholder equity upon completion of the proposed IPO. Should the proposed IPO prove unsuccessful, deferred costs and additional expenses to be incurred would be charged to operations. As of September 30, 2022 and March 31, 2022, the Company had deferred offering costs of $0 and $34,165, respectively.

Issued Capital

Common shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Dividends

Dividend distributions to the Group’s shareholders are recognized as a liability in the financial statements in the period in which the dividends are approved.

Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the owners of Lytus, excluding any costs of servicing equity other than common shares, by the weighted average number of common shares outstanding during the financial year, adjusted for bonus elements in common shares issued during the financial year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential common shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential common shares.

Trade and Other Receivable

Assessment as to whether the trade receivables and other receivables from Reachnet are impaired: When measuring Expected Credit Loss (ECL) of receivables and other receivables related to Reachnet the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL statementS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

The payment protocols with respect to the Telecast and OTT services are very closely regulated by the Ministry of Telecommunications along with other departments of the Government of India. The payment gateways reporting protocols for the cable industry are very robust, with most of the transactional interactions with the customers in this industry being subject to independent audits by the government. Payments processed online by customers electronically are reported promptly.

Given that Reachnet is an ongoing operations partner of Lytus India with respect to the telecasting business, the collectability of the amounts does not pose a significant risk for the following reasons:

1.	Reachnet is a licensed cable company and is regularly audited by the Ministry of Information and Broadcasting. These audits regularly confirm number of subscribers and subscriptions fees reported in the Nationwide SMS platform (Subscriber Management Platform);

2.	The Management of the Company and Reachnet have implemented protocols requiring the finance teams of both companies to closely monitor the amounts receivable and payable providing relevant confirmations periodically;

3.	To the extent that Reachnet is unable to collect or pay the amounts owed to the Company, the Company has the ability to set those amounts off against any future payments to Reachnet in conjunction with the ongoing operations of the Company;

4.	The Company has the ability to take legal action against Reachnet and or its directors for non-payment of dues owed to the Company. Under Indian law, remedies pursued against the management of Reachnet can be both civil remedies as well as remedies under the Indian Penal Code; and

5.	Upon ending of the lockdown and reconciliation of all payments with Reachnet, the Company intends to implement a direct billing system with its customers so that it has better visibility and control over revenue streams from customers.

NOTE 2 — CRITICAL ACCOUNTING JUDGEMENTS, ASSESSMENTS, AND ASSUMPTIONS

Under IFRS 1, the Group is required to make estimates and assumptions in presentation and preparation of the financial statements for the six months ending September 30, 2022 and for the year ended March 31, 2022.

Key estimates considered in preparation of the financial statement that were not required under the previous GAAP are listed below:

Fair Valuation of financial instruments carried at Fair Value Through Profit or Loss (“FVTPL”) and/or Fair Value Through Other Comprehensive Income (“FVOCI”).

Impairment of financial assets based on the expected credit loss model.

Determination of the discounted value for financial instruments carried at amortized cost.

Fair value estimation of share warrants.

Critical judgement over capitalisation of internally developed intangible assets and development cost in progress.

Assessment as to whether the trade receivables and other receivables from Reachnet are impaired

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL statementS

NOTE 2 — CRITICAL ACCOUNTING JUDGEMENTS, ASSESSMENTS, AND ASSUMPTIONS (cont.)

When measuring Expected Credit Loss (ECL) of receivables and other receivables related to Reachnet the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for our services. The future impact of the outbreak is highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus.

●	Impairment of property and equipment and intangible assets excluding goodwill

At each reporting date, the Group reviews the carrying amounts of its property, plant and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is an indication at the end of a reporting period that the asset may be impaired.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease and to the extent that the impairment loss is greater than the related revaluation surplus, the excess impairment loss is recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years. Any increase in excess of this amount is treated as a revaluation increase.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL statementS

NOTE 3 — REVENUE FROM CONTRACT WITH CUSTOMERS

Revenue from contract with customers consist of the following for the 6 month ended September 30, 2022 and ended September 30, 2021:

Disaggregated revenue information	For the 6 months period ended September 30, 2022	For the 6 months period ended September 30, 2021
	(US$)	(US$)
Types of services:
Subscription revenues	$—	$—
Placement fees	—	—
Carriage fees	—	—
Advertisement income	—	—
Fibre lease charges	—	—
Telemedicine service charges	—	102,013
Others	—	—
Total Revenue from customers	$—	$102,013

Timing of revenue recognition
Product transferred at point in time	—	—
Services transferred over time	$—	$102,013
Total	$—	$102,013

Contract balances:

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers:

	For the 6 months period ended September 30, 2022	For the year ended March 31, 2022
	(US$)	(US$)
Receivables, which are included in ‘trade receivables	$—	$—
Receivables, acquired in a business combination	—	—

Performance obligations:

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control over a good or service to a customer.

NOTE 3A — OTHER INCOME

Other income	For the six month ended September 30, 2022	For the six month ended September 30, 2021
Income from revenue entitlement rights	6,124,042	7,258,605
Liabilities no longer required written back	360,842	265,411
	6,484,884	7,524,016

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL statementS

NOTE 3A — OTHER INCOME (cont.)

Income from revenue entitlement rights

Other Income of $6,124,042 for the 6 months ended September 30, 2022 ($ 7,258,605 for the 6 months ended September 30, 2021) (Refer to Note 23 regarding agreement with Reachnet). is presented on the basis that all conditions have been satisfied as of March 26, 2020, to consummate closing of the Group’s acquisition agreement with Reachnet Cable Services Pvt. Ltd. (“Reachnet”) in which the Group acquired the customers and corresponding revenues. (Refer to Note 18 regarding agreement with Reachnet).

The Group has acquired approximately 1.9 million subscriber connections from a licensed streaming company (Reachnet), through the Agreements dated June 21, 2019 and December 6, 2019, and the income entitlement rights from April 1, 2019, for a consideration of $59 million. On March 26, 2020, the arrangement was consummated when pre-conditions were waived by mutual consent. Based upon the terms of customer acquisition contract for the six months ended September 30, 2022 and September 30, 2021 and the management services agreement, the revenue arising there from is recognized as “Other Income”. The income is regarded as “Other Income” in compliance with the AP21B and AP21C of the IFRS 15. The Group has not collected any amount under receivable to date. The Group has not collected any amount under receivable to date since some of the terms under the contract were deferred by mutual agreement between the parties. Since there was no change in the status of the agreement, during the six months ended September 30, 2022, the Group continued to be subject to the applicability of IFRS 15 and continued to consistently report the income as Other Income. Refer to Notes on Subsequent Events in respect of the Modification Agreement, wherein the terms with Reachnet are modified. However, the modified implication shall be effective upon execution of the Share Purchase Agreement with Sri Sai, which should be on or before March 10, 2023.

The Group is free to appoint any licensed service provider for provision of streaming services. There is no binding or lock-in arrangement for providing streaming services to subscribers through Reachnet. The agreement contemplates only acquisition of subscriber base and is not an agreement to acquire or purchase the business of Reachnet. The Group has ensured adequate safeguard to secure acquired customer contracts through non-compete clause and non-solicitation of subscribers clause. In respect of streaming services, Lytus India has outsourced the provision of streaming services to Reachnet in the capacity of a service provider under the Management Services Agreement. Going forward, with respect of non-streaming services (such as MedTech IOT) these services would be billed directly by the Company and costs and revenue would not be shared with Reachnet.

NOTE 4 — EXPENSES

Expenses consist of the following

	For the 6 months period ended September 30, 2022	For the 6 months period ended September 30, 2021
	(US$)	(US$)
Cost of revenue	$—	36,001
Amortization of intangible assets (refer to Note 10)	5,623,417	$6,015,398
Depreciation (refer to Note 9)	—	—
Legal and professional expenses	1,721,061	225,566
Staffing expense	—	205,574
Other operating expenses	145,314	341,062
Total expenses	$7,489,792	$6,823,601

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL statementS

NOTE 5 — INCOME TAX

Income taxes consist of the following:

	For the 6 months period ended September 30, 2022	For the 6 months period ended September 30, 2021
	(US$)	(US$)
Current tax expenses	$734,243	$382,307
Deferred tax expense	(183,637)	383,866
Income tax expense	$550,606	$766,173

Deferred tax related to the translations of foreign operations consists of Lytus Technologies Private Limited a Wholly owned subsidiary from INR to USD have been calculated at the rate of the jurisdiction in which a subsidiary situated i.e. in India (at the rate 25.17% as of September 30, 2022 and March 31, 2022).

Accounting for Income Taxes

British Virgin Islands

Under the current laws of BVI, Lytus Technology Holdings PTV. Ltd. is not subject to tax on income or capital gains. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

GHSI

United States tax reform legislation enacted on 22 December 2017 (P.L. 115-97) moved the United States from a ’worldwide’ system of taxation towards a ’territorial’ system of taxation. Among other things, P.L. 115-97 permanently reduced the 35% CIT rate on resident corporations to a flat 21% rate for tax years beginning after 31 December 2017.

US taxation of income earned by non-US persons depends on whether the income has a nexus with the United States and the level and extent of the non-US person’s presence in the United States.

India (subsidiaries in India)

Income tax expense represents the sum of the current tax and deferred tax.

The charge for current tax is based on the result for the period adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the reporting date.

Current and deferred tax is recognized in the income statement unless the item to which the tax relates was recognized outside the income statement being other comprehensive income or equity. The tax associated with such an item is also recognized in other comprehensive income or equity respectively.

NOTE 6 — OTHER RECEIVABLES

Other receivables consist of the following:

	As of September 30, 2022	As of March 31, 2022
	(US$)	(US$)
Net Receivable from Reachnet Cable Service Pvt. Ltd.	$46,053,594	$43,168,720
GST and other taxes on the above	8,289,647	7,770,370
	$54,343,241	$50,939,090

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL statementS

NOTE 7 — OTHER CURRENT ASSETS

Other current assets consist of the following:

	As of September 30, 2022	As of March 31, 2022
	(US$)	(US$)
GST receivables and other tax deposits	$25,719	$27,400
Deferred debt discount on promissory note	—	30,000
Deferred commission charges on promissory note	—	22,002
Deferred IPO costs	—	34,164
Receivable from director	214,458	214,458
Prepaid expenses	—	—
	$240,177	$328,024

NOTE 8 — PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Description	Plant and equipment	Furniture and fittings	Vehicles	Office equipment	Computer equipment	Total
As at March 31, 2021	1,160,772	337	754	17,419	1,113	1,180,395
Additions	—	—	—	—	—	—
Derecognised on ‘Disposals	(1,160,772)	(337)	(754)	(17,419)	(1,113)	(1,180,395)
Adjustments
Exchange differences
Acquisition through business combination
As at 30 September, 2021	—	—	—	—	—	—
As at March 31, 2021	1,160,772	337	754	17,419	1,113	1,180,395
Additions	—	—	—	—	—	—
Derecognised on ‘Disposals	(1,160,772)	(337)	(754)	(17,419)	(1,113)	(1,180,395)
Adjustments
Exchange differences
Acquisition through business combination
As at 31 March, 2022	—	—	—	—	—	—
Additions	28,578	—	—	620	670	29,868
Derecognised on ‘Disposals	—	—	—	—	—	—
Adjustments
Exchange differences
Acquisition through business combination
As at 30 September, 2022	28,578	—	—	620	670	29,868
As at March 31, 2021	232,822	89	139	6,887	227	240,164
Charge for the year	—	—	—	—	—	—
Derecognised on ‘Disposals	(232,822)	(89)	(139)	(6,887)	(227)	(240,164)
Acquisition through business combination
As at 30 September, 2021	—	—	—	—	—	—

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL statementS

NOTE 8 — PROPERTY AND EQUIPMENT (cont.)

Description	Plant and equipment	Furniture and fittings	Vehicles	Office equipment	Computer equipment	Total
As at March 31, 2021	232,822	89	139	6,887	227	240,164
Charge for the year	—	—	—	—	—	—
Derecognised on ‘Disposals	(232,822)	(89)	(139)	(6,887)	(227)	(240,164)
Acquisition through business combination
As at 31 March, 2022	—	—	—	—	—	—
Charge for the year	—	—	—	—	—	—
Derecognised on ‘Disposals	—	—	—	—	—	—
Acquisition through business combination
As at 30 September, 2022	—	—	—	—	—	—

Net block as at 30 September, 2021	—	—	—	—	—	—
Net block as at 31 March, 2022	—	—	—	—	—	—
Net block as at 30 September, 2022	—	—	—	—	—	—

NOTE 9 — INTANGIBLE ASSETS AND GOODWILL

Intangible assets and Goodwill consist of the following:

Description	Customer acquisition List	Goodwill	Softwares	Total	Intangible asset under development
As at March 31, 2021	59,216,654	390,927	377	59,607,958	—
Additions	—	—	—	—	160,000
Disposals		(317,752)	(377)	(318,129)
Exchange differences	—	(208)		(208)
Acquisition through business combination				—
As at September 30, 2021	59,216,654	73,383	—	59,290,037	160,000
As at March 31, 2021	59,216,654	390,927	377	59,607,958	—
Additions				—	166,587
Derecognised on ‘Disposals of a subsidiary		(317,752)	(377)	(318,129)
Exchange differences		167		167
Acquisition through business combination				—
As at 31 March, 2022	59,216,654	73,008	—	59,289,662	166,587
Additions				—	3,670,501
Derecognised on ‘Disposals of a subsidiary			—
Exchange differences		316		316	461
Acquisition through business combination				—
As at 30 September, 2022	59,216,654	72,692	—	59,289,346	3,836,627

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL statementS

NOTE 9 — INTANGIBLE ASSETS AND GOODWILL (cont.)

Description	Customer acquisition List	Goodwill	Softwares	Total	Intangible asset under development
Accumulated amortisation
As at March 31, 2021	12,135,640	—	114	12,135,754	—
Charge for the year	6,015,398	—	—	6,015,398
Disposals			(114)	(114)
Acquisition through business combination
As at 30 September, 2021	18,151,038	—	—	18,151,038	—
As at March 31, 2021	12,135,640	—	114	12,135,754
Charge for the year	11,894,518	—	—	11,894,518
Derecognised on ‘Disposals of a subsidiary			(114)	(114)
Acquisition through business combination
As at 31 March, 2022	24,030,158	—	—	24,030,158	—
Charge for the year	5,623,417	—	—	5,623,417
Derecognised on ‘Disposals of a subsidiary			—	—
Acquisition through business combination
As at 30 September, 2022	29,653,575	—	—	29,653,575	—
Net block as at 30 September 2021	41,065,616	73,383	—	41,138,999	160,000
Net block as at 31 March, 2022	35,186,496	73,008	—	35,259,504	166,587
Net block as at 30 September 2022	29,563,079	72,692	—	29,635,771	3,836,627

The above intangible assets are other than internally generated. Refer Note 24 for goodwill on consolidation.

NOTE 10 — BORROWINGS

Borrowings consist of the following:

	As of September 30, 2022	As of March 31, 2022
	(US$)	(US$)
7% Senior secured promissory note	$—	1,000,000
Loan from directors	$36,358	$36,851
Loan from a related party	$1,304	$1,304
	37,662	1,038,155

7% Senior secured promissory note

The Secured Promissory Notes amount is $1,000,000 at a 7% original issue discount. The securities of the note are senior guaranteed by Global Health Sciences, Inc., a Delaware corporation, and secured by a security interest in the assets of Global Health Sciences, Inc. In addition, the Company’s performance of its obligations hereunder is secured by a pledge of the Company’s shares of the common stock of Global Health Sciences, Inc. but are not convertible into the Company’s stock. The senior secured note also contains certain default provisions and is subject to standard covenants such as restrictions on issuing new debt. In conjunction with the note, the Company issued a warrant exercisable into 0.5 million shares with a term of three years and strike price of $10. The Warrants also contain certain antidilution provisions that apply in connection with any stock split, stock dividend, stock combination, recapitalization or similar transactions as well as a potential adjustment to the exercise price based on certain events. The outstanding warrants are recognized as a warrant liability on the balance sheet and measured at their inceptions date at fair value and subsequently re-measured at each reporting period with change being recorded as a component of other income in the statement of profit or loss and other comprehensive income (refer note 13).

GPL venture has exercised warrants on June 23, 2022 to convert warrants (500,000) into shares (421,490), on the basis of the VWAP as on June 22, 2022 of $33.28.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL statementS

NOTE 11 — TRADE PAYABLES

Trade payables consist of the following:

	As of September 30, 2022	As of March 31, 2022
	(US$)	(US$)
Trade payables – Others	$551,106	$571,773
Employee related payables	—	369,389
	$551,106	$941,162

NOTE 12 — OTHER FINANCIAL LIABILITIES

Other financial liabilities consist of the following:

	As of September 30, 2022	As of March 31, 2022
	(US$)	(US$)
Payable in connection with the Acquisition of DDC CATV Network Private Limited (refer note 24)	$—	$—
Interest on tax payable	786,526	845,792
Interest accrued on 7% senior secured promissory note	—	337,745
Share warrants liability	—	75,322
Professional fees payable	17,399	251,381
	$803,925	$1,510,240

Share Warrants Liability

On July 1, 2021, the Company entered into a subscription agreement (the “Subscription Agreement”) with an institutional investor (the “Investor”), pursuant to which it sold to the Investor 100 units (each, a “Unit” and collectively, the “Units”) at a price of $8,800 per Unit, consists of (i) a six-month, 7% Senior Secured Promissory Note in the aggregate principal amount of $10,000 per Unit purchased, reflecting an original issue discount of 12% (the “Note”), and (ii) one half of a three-year warrant (each, a “Warrant” and collectively, the “Warrants”) to purchase 10,000 shares of the Company’s common shares (the transaction, the “Bridge Financing”). GPL venture has exercised warrants on June 23, 2022 to convert warrants (500,000) into shares (421,490), on the basis of the VWAP as on June 22, 2022 of $33.28.

In accordance with IFRS, a contract that will or may be settled other than by the exchange of a fixed amount of cash for a fixed number of the entity’s own equity fails to meet the definition of equity and must instead be classified as a liability and measured at fair value with changes in fair value recognized in the consolidated statements of profit or loss and other comprehensive income loss at each reporting date. The liabilities will ultimately be converted into the Company’s equity (common shares) when the warrants are exercised, or will be extinguished on the expiry of the outstanding warrants.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL statementS

NOTE 12 — OTHER FINANCIAL LIABILITIES (cont.)

The fair value of warrant liability was measured using a Black Scholes Model. The Warrants outstanding and fair value at each of the respective valuation dates are summarized below:

Share Warrant Liability	Warrants Outstanding	Fair Value per shares	Fair Value
		($)	($)
Fair value at initial measurement date July 1, 2021	500,000	3.13	1,562,911
(Gain) on remeasurement of warrant liability at fair value			(1,487,589)
Fair value as of March 31, 2022	500,000	0.15	75,322

During the year ended March 31, 2022 the Company recorded a gain on change in fair value of warrant liability of 1,487,589.

GPL venture has exercised warrants on June 23, 2022 to convert warrants (500,000) into shares (421,490), on the basis of the VWAP as on June 22, 2022 of $33.28.

The Warrant Liabilities are considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about of future activities and the Company’s stock price and historical volatility as inputs.

GPL venture has exercised warrants on June 23, 2022 to convert warrants (500,000) into shares (421,490), on the basis of the VWAP as on June 22, 2022 of $33.28 and on July 22, 2022 to convert warrants into shares (421,490).

The fair value of warrant liability was measured using a Black Scholes Model. The Warrants outstanding and fair value at each of the respective valuation dates are summarized below:

Share Warrant Liability	Warrants Outstanding	Fair Value per shares	Fair Value
		($)	($)
Fair value at initial measurement date July 1, 2021	500,000	3.13	1,562,911
(Gain) on remeasurement of warrant liability at fair value			(1,487,589)
Fair value as of March 31, 2022	500,000	0.15	75,322

NOTE 13 — OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	As of September 30, 2022	As of March 31, 2022
	(US$)	(US$)
GST and other tax liabilities	$8,346,207	$7,790,790
CSR expenses liabilities	304,205	206,619
Cheques receivables/payables (net)	—	—
Capital creditors	99	896
Advances from customers	—	—
	$8,650,511	$7,998,305

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL statementS

NOTE 14 — CUSTOMER ACQUISITION PAYABLE

Customer Acquisition Payable consist of the following:

	As of September 30, 2022	As of March 31, 2022
	(US$)	(US$)
Customer acquisition payable to Reachnet*	$54,208,676	$58,293,330
Customer acquisition payable to Reachnet, current portion	(27,104,338)	(29,146,665)
Customer acquisition payable to Reachnet, non-current portion	$27,104,338	$29,146,665

*	The Group has acquired customers from Reachnet Cable Services Private Limited (“Reachnet”), through an Agreement to Acquire Customers dated June 21, 2019, and the income entitlement rights from April 1, 2019, for a consideration of approximately $59 million. The Company intend to settle 50% of the payment obligation of Reachnet under the contract on or before March 31, 2023 and the remaining 50% on or before March 31, 2024. Refer to Note 20 on Subsequent Events, in relation to the modification agreement.

NOTE 15 — COMMITMENTS AND CONTINGENCIES

Commitments and contingencies consist of the following:

	As of September 30, 2022	As of March 31, 2022
	(US$)	(US$)
Financially support the investment in research organizations – GHSI	$—	730,000

The Company has entered into the Share Subscription Agreement with DDC CATV Network Private Limited and its Promoters under the terms of which it has an option to acquire an additional 49% of the DDC CATV through an issue of 900,000 fully convertible preference shares at INR 100 per share, aggregating to an amount of $1,194,822. The above option is subject to obtaining necessary regulatory approvals. The agreed investment in DDC is no longer committed as of March 31, 2022 due to deconsolidation of subsidiary (refer to Note 24 for details on deconsolidation)

We had retained Skyline Corporate Communications Group, LLC for our capital markets, financial and public relations advisory services. The Company could not make payments under the contract, as the client did not comply with the mandatory regulatory requirements. The client has approach for arbitration. Pending resolution on this matter under arbitration, the claim will not have any significant impact on the financial position of the company.

In accordance with share purchase agreement of GHSI dated October 30, 2021, the company commits to invest an aggregate of USD 800,000; out of which, USD 70,000 was paid against 75% shareholding and the balance is payable as required by the research organisations. As approved by the Board on February 27, 2023, we will deconsolidate GHSI from our consolidated financial statements with effect from March 1, 2023. The business of telemedicine in USA shall be reformatted in Lytus Health. Refer to note on deconsolidation of GHSI.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL statementS

NOTE 16 — EQUITY

Common shares:

The total number of shares of common shares issued:	For the 6 months ended September 30, 2022	As of March 31, 2022
	(US$)	(US$)
Common shares	37,576,449	34,154,062

Movements in Common Shares:

	Shares	Amount
		(US$)
Balance as of March 31, 2021	34,154,062	$341,541
Shares issued	—	—
Balance as of March 31, 2022	34,154,062	$341,541
Shares issued to the public	3,000,895	30,010
Share warrants exercised	421,492	4,215
Balance as of September 30, 2022	37,576,449	375,766

Mr. Dharmesh Pandya, the then sole shareholder of the Company, has subscribed to these shares and held 33,854,062 common shares of the Company. Mr. Pandya has later transferred unconditionally an aggregate of 7,932,855 common shares to various persons (including 2,621,371 shares to Lytus Trust, resulting in his current holding of 28,842,578 common shares of the Company (i.e. 26,221,207 held in his individual capacity and 2,621,371 shares held by Lytus Trust).

NOTE 17 — EARNINGS PER SHARE

Earnings per share consist of the following:

	For the 6 months period ended September 30, 2022	March 31, 2022
	(US$)	(US$)
(Loss)/Profit for the year available to common shareholders	$(1,720,097)	$(403,035)
Weighted average number of common shares	35,715,945	34,154,062
Par value	$0.01	$0.01
Earnings/(loss) per common share:
Basic earnings/(loss) per common share	$(0.05)	$(0.01)
Diluted earnings/(loss) per common share	$(0.05)	$(0.01)

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL statementS

NOTE 18 — ACQUISITION OF CUSTOMERS

Agreement with the Reachnet Cable Services Private Limited

The Group has acquired approximately 1.8 million subscriber connections from a licensed streaming company (Reachnet), through the Agreements dated June 21, 2019 and December 6, 2019, and the income entitlement rights from April 1, 2019, for a consideration of approximately $59 million. This amount is payable on mutually agreed dates upon submission of an independent consultant’s report. On March 26, 2020, the arrangement was consummated when pre-conditions were waived by mutual consent. The net surplus remaining with the Company is approximately $36 million as of March 31, 2021 ($ 18 million as of March 31, 2020). Based upon the terms of customer acquisition contract, the revenue arising therefrom is recognized as “Other Income”.

The Group is free to appoint any licensed service provider for provision of streaming services. There is no binding or lock-in arrangement for providing streaming services to subscribers through Reachnet. The agreement contemplates only acquisition of subscriber base and is not an agreement to acquire or purchase the business of Reachnet. The Group has ensured adequate safeguard to secure acquired customer contracts through non-compete clause and non-solicitation of subscribers clause. All non-streaming services offered by the Group will not be on a cost sharing basis with Reachnet and will be dealt with (including issuing invoice) directly by the Group.

Refer to Note 20 on modification of the Reachnet Agreement.

NOTE 19 — DECONSOLIDATION

DDC CATV Network Private Limited

The consolidated financial statements have been prepared based on the books and records maintained by the Group. However, due to non-cooperation of the management of one subsidiary, namely, DDC CATV (the “Deconsolidated Subsidiary”), the directors of the Company had been unable to obtain and gain access to the books and commercial records and assets of the Deconsolidated Subsidiary and resolved that the Group no longer had the controlling power to govern the financial and operating policies of the Deconsolidated Subsidiary so as to benefit from their activities, and accordingly the control over the Deconsolidated Subsidiary was deemed to have lost since August 1, 2022.

Loss attributable to the Company on deconsolidation of a Subsidiary:

For the year ended March 31, 2022
($)
Fair Value Consideration receivable/received	—
Less ; Lytus BVI (Groups) share of net assets at disposal
DDC share capital at disposal	1,328
Add : Retained earnings at disposal date	(165,453)
Total of Net assets at disposal	(164,125)
Group Share – 51%	(83,704)
Less Goodwill at acquisition date	308,802
Total loss on deconsolidation date	(225,098)

Due to the non-cooperation of the directors and management of the Deconsolidated Subsidiary, the Board has been unable to access to the books and commercial records of the Deconsolidated Subsidiary even though the Board has taken all reasonable steps and has used its best endeavors to resolve the matter. The Board is of the view that the Group does not have the records to prepare accurate and complete financial statements for Deconsolidated Subsidiary for the financial year ended March 31, 2022.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL statementS

NOTE 19 — DECONSOLIDATION (cont.)

Given these circumstances, the Directors have not consolidated the financial statements of the Deconsolidated Subsidiary in the consolidated financial statements of the Company for the year ended March 31, 2022. As such, the results of the Deconsolidated Subsidiary for the year ended March 31, 2022, and the assets and liabilities of the Deconsolidated Subsidiary as of March 31, 2022, have not been included into the consolidated financial statements of the Group since April 1, 2021. Considering above the liability of $ 265,410 payable to the owners of DDC CATV is no longer required to be settled. Therefore, the Company has reversed this liability to other income in the consolidated statements of profit & loss account.

The consolidated financial statements of the Company as of and for the year ended March 31, 2021 and March 31, 2020, includes the financial statements of DDC CATV. The financial statement line items as included have been disclosed below.

Financial Statement Line Items	March 31, 2021	March 31, 2020
	(US$)	(US$)
Total revenue	1,568,078	—
Total expenses	1,644,560	—
Loss before tax	(76,482)	—
Tax expenses	2,560	—
Loss after tax	79,042	—
Other comprehensive loss, net of tax	25,364	—
Total assets	1,575,722	1,820,080
Total liabilities	1,765,211	1,905,163
Total equity	(189,489)	(85,083)

NOTE 20 — SUBSEQUENT EVENTS

Management has evaluated subsequent events to determine if events or transactions occurring through, except for the disclosures related to subsequent events described below, as to which the date is February 27, 2023, the dates the financial statements were available for issuance, require potential adjustment to or disclosure in the financial statement and has concluded that all such events that would require recognition or disclosure have been recognized or disclosed.

The financial statements are presented on the basis of its status as of September 30, 2022. However, on December 11, 2022, we entered into, and on January 17, 2023, our board of directors approved the minutes regarding, a Modification Agreement (the “Modification Agreement”) by and between us and Reachnet, which Modification Agreement modifies the Customer Acquisition Agreement, as subsequently amended. Pursuant to the Modification Agreement, we and Reachnet have agreed that we will acquire one million of Reachnet’s subsidiary’s subscribers, as well as Reachnet’s subsidiary’s core business assets that are needed to serve those one million subscribers. The previous agreement between us and Reachnet provided that we would acquire approximately 1.8 million of Reachnet’s customers for $58.29 million; under the Modification Agreement, we will instead acquire one million of Reachnet’s customers for consideration of $11.5 million.

In connection with the Modification Agreement, on December 12, 2022, we and Reachnet entered into, and on January 17, 2023 our board of directors approved the minutes regarding, a Deed of Assignment (the “Deed of Assignment”), pursuant to which Reachnet assigned its interest in the Agreement for Acquisition dated August 11, 2022, by and between Reachnet and Sri Sai Cable and Broad Band Private Limited, a subsidiary of Reachnet (“Sri Sai” and such agreement, the “Sri Sai Agreement”), to us. Pursuant to such arrangement, as modified, we have been assigned one million subscribers and a 51% equity interest in Sri Sai. We have assumed Reachnet’s payment obligations under the Sri Sai Agreement, which total $10 million, consisting of:

●	$1 million, which has been paid to the shareholders of Sri Sai, as partial payment for our 51% equity interest in Sri Sai;

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL statementS

NOTE 20 — SUBSEQUENT EVENTS (cont.)

●	$1.5 million, which is payable on or before January 31, 2023 to the shareholders of Sri Sai, for the remaining amount due to such shareholders, in consideration for our 51% equity interest in Sri Sai; and

●	$7.5 million, which is payable, in accordance with the terms of the Sri Sai Agreement, as capital infusion for capital expenditures, in the form of convertible debentures to be issued by Sri Sai.

The remaining consideration of $1.5 million will be retained by us as reserved and payable to Reachnet in consideration for 0.1 million additional subscribers, along with core business assets to serve those 0.1 million additional subscribers.

The Company modified its arrangement with Reachnet, on 11 December 2022, to acquire from 1.8 million subscribers to 1 million subscribers and related core assets, and correspondingly modified its consideration from $59 million to $11.5 million. The modification agreement also provides that the transfer of desired subscribers and core assets shall be undertaken by way of assignment agreement in favor of the Company.

On December 12, 2022, the Company has assumed Reachnet’s obligation to make payment of $10 million to Sellers-Shareholders of Sri Sai, by executing the assignment agreement with Reachnet, in respect of the Agreement for Acquisition entered into between Reachnet and Sri Sai, on August 11, 2022. Furthermore, the assignment agreement is dependent on the execution of the Share Purchase Agreement with Sri Sai, on the basis of which the Company shall make payment of $2.5 million against the receipt of 51% shareholding of Sri Sai. As of this date, the modification agreement shall come to its conclusion and the closing balances as of this date (date of Share Purchase Agreement) shall be netted off and settled from the books of the Company. Further, upon execution of the Share Purchase Agreement, the management of the Company shall assess the impairment of intangible assets (being customer acquisition rights). It is expected that the signing event for the Share Purchase Agreement with Sri Sai shall be on or before 10 March 2023. The management has recognised this as a impending event which should conclude and consummate upon execution of the Share Purchase Agreement with Sri Sai, with corresponding transfer of shares of Sri Sai, which shall in turn crystalise the Modification Agreement and Deed of Assignment as concluded and final.

As a result of the Modification Agreement and the Deed of Assignment, we will own and directly control the operating core assets that impact income received from subscribers, including fiber optic network, the subscriber management system, local operator network, and others. On February 27, 2023, the Board has approved the draft Share Purchase Agreement with Sri Sai.

As approved by the Board on February 27, 2023, we will deconsolidate GHSI from our consolidated financial statements with effect from March 1, 2023. The business of telemedicine in USA shall be reformatted in Lytus Health.

On June 18, 2022, we acquired 100% equity of Lytus Technologies, Inc. (“Lytus Health”), a Company for general corporate purposes On February 27, 2023, however, the integration was not yet complete. On February 27, 2023, the Board has approved the fiscal integration of Lytus Health with effect from January 1, 2023.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL statementS

NOTE 21 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

In connection with the process of filing its Form F-1 Registration Statement, the Company restated the accompanying financial statements and related notes for the six months ended September 30, 2021.

The note on adjustment is provided below:

On April 1, 2021, the Company has deconsolidated DDC from its financial statements. The following table represents the effects of the restatement on the accompanying consolidated balance sheet at September 30, 2021.

	As Previously Reported	Restated	Net Adjustment
ASSETS

Total current assets	44,996,870	44,369,905	626,965
Total non-current assets	42,946,557	41,690,197	1,256,360
Total assets	87,943,427	86,060,102	1,883,325

EQUITY AND LIABILITIES

Total current liabilities	43,634,527	41,629,853	2,004,675
		—	—
Total non-current liabilities	32,412,926	32,411,031	1,895
Total liabilities	76,047,453	74,040,884	2,006,570

Commitments and contingenccies	1,942,050	730,000	1,212,050

Total equity	11,895,974	12,019,218	(123,244)

Total equity and liabilities	87,943,427	86,060,102	1,883,326

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED FINANCIAL statementS

NOTE 21 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENT (cont.)

The following table represents the effects of the restatement on the accompanying consolidated results of operations for the six months ending September 30, 2021.

Consolidated Results of Operations

	As Previously Reported	Restated	Net Adjustment
	($US)	($US)
STATEMENT OF OPERATIONS DATA:
Revenue from contract with customers	751,795	102,013	649,782
Other Income	7,258,605	7,524,016	(265,411)
Total Income	8,010,400	7,626,029	384,371
Cost of revenue	370,668	36,001	334,667
Other operating expenses	227,057	341,062	(114,005)
Legal and professional expenses	231,687	225,566	6,121
Staffing expenses	288,905	205,574	83,331
Depreciation and amortisation	6,114,505	6,015,398	99,107
Total Expenses	7,232,822	6,823,601	409,221
Net income	(777,578)	802,428	(24,850)
Finance cost	220,376	220,376	—
Finance income	788	—	788
Income (loss) from continuing operations before income taxes	557,990	582,052	(24,062)
Income tax	765,207	766,173	(966)
Net income	(207,217)	(184,121)	(23,096)
Other comprehensive income	—	—	—
Items that may be reclassified subsequently to income	—	—	—
Foreign currency translation reserves, net of tax	350,596	344,958	5,638
Total comprehensive income for the period	143,379	160,837	(17,458)
Attributable to:
Controlling interest	138,910	160,837	(21,927)
Non-controlling interest	4,469	—	4,469